                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY             :
Pittsburgh, Pennsylvania                     :
                                             :
CNG COAL COMPANY                             :
CNG PRODUCING COMPANY                        :
CNG PIPELINE COMPANY                         :
CNG RESEARCH COMPANY                         :
CNG STORAGE SERVICE COMPANY                  :             MASTER
CNG ENERGY SERVICES CORPORATION              :          CERTIFICATE
CNG POWER COMPANY                            :               OF
CNG TRANSMISSION CORPORATION                 :          NOTIFICATION
CNG PRODUCTS AND SERVICES, INC.              :             NO. 10
CNG MARKET CENTER SERVICES, INC.             :
CNG FINANCIAL SERVICES, INC.                 :         TRANSACTIONS
CONSOLIDATED NATURAL GAS SERVICE             :         DURING PERIOD
  COMPANY, INC.                              :         _____________
CONSOLIDATED SYSTEM LNG COMPANY              :
HOPE GAS, INC.                               :         July 1, 1998
THE EAST OHIO GAS COMPANY                    :            through
THE PEOPLES NATURAL GAS COMPANY              :       September 30, 1998
VIRGINIA NATURAL GAS INC.                    :
                                             :
File No. 70-8667  (Part A)                   :
Also Reported at Part B                      :
File Nos. 70-7258, 70-7508, 70-7641,         :
          70-8577, 70-8631, 70-8853          :
          and 70-8883                        :
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:



    This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making numerous separate individual filings.  This Certificate is filed in accordance with Rule 24 under the

Public Utility Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the orders. The Master Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.



    By Order dated March 28, 1996, HCAR No. 26500, ("Financing Order")

under File No. 70-8667, the Securities and Exchange Commission ("SEC")

permitted the "Omnibus Financing" Application-Declaration of Consolidated

Natural Gas Company ("Consolidated" or "CNG") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing

Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001.  Part A contains reporting on external and intrasystem financing of the Consolidated system as required by the Financing Order.



    Part B contains reporting required by other SEC orders in the captioned proceedings.  The information is subdivided by SEC file number.  Rule 52 transactions (Form U-6B-2) and any order-specific financial information

(i.e., income statements, balance sheets) are attached as exhibits to Part

A and Part B, respectively, as appropriate.



    CNG Energy Services Corporation ("Energy Services"), formerly a wholly-

owned subsidiary of CNG, was a party in various proceedings pursuant to which Rule 24 reporting is being done herein.  CNG, pursuant to the authorization in HCAR No. 26900, dated July 29, 1998, sold all of the outstanding shares of common stock of Energy Services to Sempra Energy on

July 31, 1998.  All future reporting of Energy Services under Rule 24 will be made by CNG on its behalf.  Those subsidiaries of CNG which succeed to prior authorizations granted Energy Services succeed to the Rule 24 reporting requirements of such respective prior authorizations.

                                  PART A

                    EXTERNAL FINANCING BY CONSOLIDATED:

File No. 8667:

1.  Sale of CNG Common Stock.

    Consolidated issued and sold the following shares of common stock during the quarter:

                                           Shares        Amount
                                          ________    ____________

        Employee benefit plans              26,114     $   982,848
        Adjustment for change in market
          value of variable awards                      (1,670,662)
                                           _______     ___________

            Total                           26,114     $  (687,814)
                                           =======     ===========

2.  Short Term Debt.


    During the period, Consolidated issued and sold commercial paper.  The maximum amount of Consolidated's commercial paper outstanding at any time during this period was $685,600,000 principal amount.  There was

$685,600,000 principal amount of commercial paper outstanding on September

30, 1998.



    There were no borrowings or repayments of borrowings under commercial paper backup lines of credit during the reporting period.



3.  Long Term Debt.



    Consolidated did not issue and sell any long term debt during this quarter.

                           INTRASYSTEM FINANCING



4. Financing by Parent of Its Subsidiaries

     The transactions described below between Consolidated and its

Subsidiaries occurred under exemptions pursuant to Rule 52 and are not part of the authorizations under this file number.  The proceeds of such transactions are used by the Subsidiaries in their respective businesses.

The Certificates of Notification as required by Rule 52 on Form U-6B-2 are filed as exhibits to the quarterly certificates filed in this proceeding.



     a. Sales of Capital Stock to Consolidated by Subsidiaries.

        No transactions occurred during the reporting period.

     b. Long-term debt transactions occurring during the period.

        No transactions occurred during the reporting period.

     c. Guarantees

        From April 2, 1998 through September 30, 1998 Consolidated entered into 16 agreements to guarantee gas or electric power purchase or delivery performance of Energy Services and/or CNG Power Services Corporation. The estimated total exposure on these guarantees is approximately $96 million. The guarantees expire at various dates, the latest of which is December 31, 2009; guarantee exposure of approximately $69 million expires on or before December 31, 1998. Many of these guarantees were entered into in connection with Consolidated's exit from wholesale gas marketing, which also resulted in the sale of Energy Services in July of 1998 as described elsewhere herein.


5. Subsidiary Long-term Debt Transactions.



    There were no long-term debt transactions of Subsidiaries to be reported for the quarter.

6.  Subsidiary Stock Buy Back Transactions.



    There were no Subsidiary stock buy back transactions to be reported for the quarter.




                                  PART B

             RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS


File No. 70-7258:


    By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150),

as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990

(HCAR No. 25040), May 13,1991 (HCAR  No. 25311), April 8, 1994 (HCAR No.

26021), and July 18, 1997 (HCAR No. 26742), the SEC permitted the application-declaration of Consolidated and subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System

Money Pool ("Money Pool").



    This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said application-declaration and said orders:

    During the period, the following transactions occurred:



              Consolidated Natural Gas Company (In Thousands)

          Beginning                                           Ending
           Balance       Contributions     Withdrawals        Balance
       _______________  _______________  _______________  _______________

          $207,125         $824,299         $238,116         $793,308




                        Subsidiaries (In Thousands)

                           Beginning                                Ending
   Company                  Balance    Contributions  Withdrawals   Balance
  _________                _________   _____________  ___________ _________

The East Ohio Gas Co. $   ($101,331)     $ 76,670      $262,768  ($287,429)
The Peoples Natural
  Gas Company               (19,325)       28,770        59,165    (49,720)
Hope Gas, Inc.               (7,042)       14,895        29,188    (21,335)
Virginia Natural Gas, Inc.  (21,150)       10,670        68,595    (79,075)
CNG Transmission Corp.       40,750       128,800       199,185    (29,635)
Consolidated System
    LNG Company              15,965           225           450     15,740
CNG Iroquois                  5,315         1,670            60      6,925
CNG Producing Company         3,510        75,920       127,310    (47,880)
CNG Coal Company              3,205           260            30      3,435
CNG Pipeline Co.              1,135           200           130      1,205
CNG Energy Services         (45,726)      124,741        80,096     (1,081)
CNG Field Services Co.        3,780         8,467        10,420      1,827
CNG Power Co.                23,200         4,580         6,620     21,160
CNG Power  - Cogen.              70             0             0         70
CNG Power  - Cogen. Dev.     (1,200)            0             0     (1,200)
Lakewood 6680                   360            50           610       (200)
Lakewood 7909                 9,605             0             0      9,605
CNG Research Company             40             0             0         40
Consolidated Natural Gas
  Service Company, Inc.      (7,732)       40,260        43,455    (10,927)
CNG Power Services Corp.      1,910        57,620        68,160     (8,630)
CNG Retail Corp.            (15,090)       16,420        21,220    (19,890)
CNG Market Center Services      570           170             0        740
CNG Products & Services      (1,305)        1,770         2,500     (2,035)
CNG International Corp.     (54,511)      505,000         2,280    (56,286)
CNG Main Pass Gas           (22,093)           69         4,950    (26,974)
CNG Main Pass Oil           (13,471)          606           675    (13,540)

File No. 70-7508:



    By order dated February 23, 1995 (HCAR No. 26234) in the above captioned proceeding, the SEC permitted the application-declaration of

Consolidated and CNG Financial Services, Inc. ("CNGF") to become effective.

The authorization allows CNGF to finance the purchase by others of certain types of gas equipment as follows: (1) standard gas appliances; (2) new technology equipment such as heat pumps, air conditioning and turbines fueled by natural gas; and (3) alternate fuel equipment which allows the use of natural gas instead of coal or some other fuel.  Also in such order,

Consolidated was authorized to provide CNGF with up to an aggregate of $25 million in funds, on a revolving basis, through December 31, 1998, to enable CNGF to make gas equipment financing loans to customers.

Consolidated can fund CNGF by (1) purchasing CNGF common stock, $10,000 par value, (2) providing open account advances to CNGF, or (3) providing long term loans to CNGF.



    CNGF is an inactive corporation and has engaged in no business transactions to date.



File No. 70-7641:


    By orders dated January 9, 1991, February 28, 1991, May 7, 1991, July

6, 1993 and September 12, 1996 (HCAR Nos. 25239, 25263, 25308, 25845 and

26571, respectively) ("Orders"), in the above-captioned proceeding, the SEC permitted the application-declaration of CNG Transmission Corporation

("Transmission") and CNG Iroquois, Inc. ("CNGI"), as amended, to become effective, thereby authorizing Transmission to provide financing to CNGI through the purchase of common stock of CNGI and/or the making of open account advances to CNGI.  Transmission and CNGI were also authorized by the Orders to provide guaranties and indemnities on behalf of CNGI and

Iroquois Gas Transmission System, L. P. ("Iroquois"), respectively.  The current authorization for up to an aggregate of $20 million in financing extends to June 30, 2001.  The purpose of the financing is to provide funds to CNGI for use relating to its 16% general partnership interest in

Iroquois, which owns and operates an interstate natural gas pipeline extending from the Canadian border to Long Island, New York.



    This certificate is filed in accordance with Rule 24 as notification that the following transactions authorized by the Orders have been carried out during the reporting quarter in accordance with the terms and conditions of, and for the purposes represented by, the

application-declaration and the Orders.



   (1)  Transmission purchased no shares of common stock during the quarter.  As of September 30, 1998, CNGI had 2,394 shares of common stock outstanding.



   (2)  No open account advances were made by Transmission to CNGI during the quarter, and no such open account advances were outstanding as of September 30, 1998.

   (3)  CNGI's total investment in Iroquois was $36,356,208 as of September

        30, 1998.



   (4)  A cash distribution of $1,600,000 was received from Iroquois during this quarter (which would represent CNGI's share from the

        partnership distribution).





File No. 70-8577:


    By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-

captioned proceeding, the Securities and Exchange Commission authorized

Consolidated and CNG Energy Services Corporation ("Energy Services") to

engage in the business of providing ten categories of energy-related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG.



    Energy Services formed a new special-purpose subsidiary,  CNG Products and Services, Inc. ("CNGP&S"), in 1995 to engage in the new business.  The newly formed company was originally called "CNG Special Products and

Services, Inc.", but the name was changed to CNG Products and Services,

Inc. effective November 20, 1995.

    By order dated August 27, 1997, HCAR No. 26757, the SEC authorized

CNGP&S to provide five additional categories of services, an enhanced version of an already authorized category of service, and certain incidental products and services related to the approved categories.



    This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the

Order.



    Filed herewith as Exhibit 8577A are financial statements of CNGP&S.



1. Description of Revenues.



    Revenues from CNGP&S for the three months through September 30, 1998 are $1,378,804.  The principal Customers Services being offered at this time are the Service Line Maintenance Program and Appliance Repair Plus

Program.



2. State Commission Orders.



    There are no state commission orders or post-transaction audit documents relating to CNGP&S to be filed.



3. Services Provided by Affiliates to CNGP&S.



    See the income statement in Exhibit 8577A.

       11                                                     Exhibit 8577A

                      CNG Products and Services, Inc.
                               Balance Sheet
                         As of September 30, 1998


Assets
______


Investment in Subsidiary Company, at equity          $ 1,854,405

Current assets
     Cash and temporary cash investments                  29,336
     Accounts receivable                               1,214,841
     Accounts receivable - Affiliates                  2,137,954
                                                      __________

          Total current assets                         3,382,131

Other Investments                                        250,000
Deferred income taxes                                    270,000
                                                      __________

          Total assets                               $ 5,756,536
                                                      ==========

Stockholders' Equity and Liabilities
____________________________________

Common stockholders' equity
     Common stock                                    $ 3,990,000
     Retained Earnings                                (1,291,120)
                                                     ___________

          Total common stockholders' equity            2,698,880

Current liabilities
     Accounts payable                                    131,394
     Accounts payable - Affiliates                     2,357,336
     Accrued Taxes                                      (300,841)
     Other current liabilities                           598,284
                                                      __________

          Total current liabilities                    2,786,173
                                                      __________

Deferred credits                                         271,483
                                                      __________

          Total stockholders' equity and liabilities $ 5,756,536
                                                     ===========

       12                                                     Exhibit 8577A
                                                              Continued

                      CNG Products and Services, Inc.
                             Income Statement
                      Three Months and Nine Months to
                            September 30, 1998


                                                 Three           Nine
                                               Months to       Months to
                                             September 30,   September 30,
                                                 1998            1998
                                             ____________    ____________

Operating Income:
    Service line protection                   $1,283,099      $3,851,605
    Appliance warranty                            36,697         101,628
    Carbon monoxide detectors                     18,633          38,028
    Other                                         40,375          37,859
                                              __________      __________

    Total Operating Income                     1,378,804       4,029,120
                                              __________      __________

Operating Expense:
   Services from Affiliates:
     Peoples Natural Gas                           5,267          31,300

   Other operating expenses                    1,408,746       4,087,670
   Maintenance                                         0             250
   Taxes other than income                           208          23,278
                                              __________      __________

      Subtotal                                 1,414,221       4,142,498
                                              __________      __________

      Operating income before income taxes       (35,417)       (113,378)

Income taxes                                     (19,000)       (129,000)
                                              __________      __________

      Operating income                           (16,417)         15,622
                                              __________      __________

Other Income

    Interest revenues                              1,746           1,746
    Equity in earnings (loss) of subsidiary       (2,000)         (9,000)
                                               _________      __________

      Total other income (deductions)               (254)         (7,254)

Interest expense                                  11,665         223,902
                                              __________      __________

      Net income (loss)                         ($28,336)      ($215,534)
                                              ==========      ==========

File No. 70-8631:


    By order dated April 30, 1996, HCAR No. 26512, the SEC permitted the application-declaration of Consolidated and Energy Services to become effective, thereby authorizing Energy Services to organize and acquire a new special purpose subsidiary, CNG Energy Arbitrage Corporation ("CNG

Energy Arbitrage").  CNG Energy Arbitrage was to, in turn, acquire a one-

third general partnership interest in Energy Alliance Partnership ("Energy

Alliance"), a to-be-formed Delaware partnership.  The other general partners were to be Noverco Energy Services (U.S.) Inc., a wholly-owned subsidiary of Noverco, Inc., and H.Q. Energy Services (U.S.) Inc., a wholly-

owned subsidiary of Hydro-Quebec.



    Energy Alliance was to engage in the business of marketing electricity,

gas and other fuels, initially in the northeastern and middle Atlantic

United States.  Mirror image parent-subsidiary debt and/or equity financing of up to $10 million by Consolidated, Energy Services and CNG Arbitrage was

also authorized.



    To date neither CNG Arbitrage nor Energy Alliance has been formed due to the inability to obtain an order of the Federal Energy Regulatory

Commission permitting Energy Alliance to be a wholesale marketer of electricity; consequently there are no business or financing transactions to be reported under the above file number.  A preliminary agreement among the prospective partners in Energy Alliance expired on December 31, 1996.

File No. 70-8853:



        By Order dated August 2, 1996, HCAR No. 26551, the Commission authorized CNG to issue parent guarantees through March 31, 2001, for CNG

Power Services Corporation ("Power Services") its wholly-owned subsidiary for amounts not to exceed $250 million outstanding at any time. Power

Services was during the period an exempt wholesale generator under Section

32 of the Act and is engaged in the purchase and sale of electricity at wholesale.



    Reference is made to the disclosure under "INTRASYSTEM FINANCING"

Section 4(c) above.  Of the total guarantee exposure stated there, $15 million relates to joint guarantees on behalf of both Energy Services and

Power Services (all of which expires by December 31, 1998), and $33 million relates to guarantees on behalf of Power Services only ($16 million of which expires by December 31, 1998).



File No. 70-8883:



    By order dated January 15, 1997, HCAR No. 26652, the SEC authorized

Energy Services to invest, through December 31, 2001, up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities.  In pursuit of such activities, Energy Services was authorized to acquire interests in other entities.  Such entities may be corporations,

partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest, a majority interest equity or debt position, or a minority equity or debt position.

    CNG Retail Services Corporation ("CNG Retail") was formed on January

30, 1997 pursuant to the order to engage in the business of selling natural gas and other products at retail.  Pursuant to HCAR No. 26900, dated July

29, 1998, CNG Retail succeeded to the authorizations and reporting obligations under File No. 70-8883 subsequent to the sale of Energy

Services by CNG to an unaffiliated party.



    This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the aforesaid order.



1.  Financial Statements.



    A balance sheet and income statement for CNG Retail is filed as Exhibit

8883A hereto.



2.  Source of Revenues.



    See the last paragraph on page 2 of this filing.  In view of the cessation of Energy Services as an affiliate company in the CNG system, the ratios formerly required under this heading can no longer be provided.

3.  FERC Filings.



    The transaction information contained in the attachment to the CNG

Retail power marketing informational filing made with the FERC on April 27,

1998 is filed as Exhibit 8883B hereto.



4.  Parent Credit Support.



    There were no new parent credit support agreements entered on behalf of

CNG Retail during the reporting period.

       17                                                   Exhibit 8883A

                      CNG Retail Services Corporation

                               Balance Sheet
                         As of September 30, 1998


Assets
______

Property, Plant and Equipment                       $12,990,461
Accumulated depreciation and amortization            (2,158,579)
                                                    ___________
           Net property, plant and equipment         10,831,882

Current assets
Cash and temporary cash investments                     400,286
    Accounts Receivable                               4,680,683
    Receivables - affiliates                          6,602,372
    Gas stored - current                             13,318,128
    Prepayments and other current assets              2,228,998
                                                    ___________
           Total current assets                      27,230,467

Other assets
    Deferred income taxes                                27,000
    Deferred charges                                  1,298,297
                                                    ___________
           Total other assets                         1,325,297
                                                    ___________

           Total assets                             $39,387,646
                                                    ===========

Stockholders' Equity and Liabilities
____________________________________

Common stockholders' equity
    Common stock                                    $ 6,000,000
    Retained earnings                                (2,311,008)
                                                    ___________
           Total common stockholders' equity          3,688,992

Current liabilities
    Accounts payable                                  9,514,255
    Payables to affiliated companies                 20,908,375
    Taxes accrued                                     3,575,163
    Other current liabilities                           175,283
                                                    ___________
           Total current liabilities                 34,173,076
                                                    ___________
Deferred credits                                      1,525,578
                                                    ___________
           Total stockholders' equity
                     and liabilities                $39,387,646
                                                    ===========


       18                                                     Exhibit 8883A
                                                              Continued



                      CNG Retail Services Corporation
                             Income Statement
                      Three Months and Nine Months to
                            September 30, 1998


                                             Three           Nine
                                           Months to       Months to
                                         September 30,   September 30,
                                             1998            1998
                                         ____________    ____________


Operating Revenues
    Gas sales                             $11,876,168     $64,047,511
    Electricity Sales                       1,561,184       4,200,082
                                          ___________     ___________
        Total operating revenues           13,437,352      68,247,593

Operating Expenses
    Purchased gas                           9,327,139      55,973,836
    Capacity and products purchased         2,499,142       4,828,547
    Operation expense                       1,793,288       4,443,954
    Maintenance                                44,849          69,543
    Depreciation and amortization             649,534       1,914,065
    Taxes, other than income taxes            390,070         413,778
                                          ___________     ___________
        Subtotal                           14,704,022      67,643,723

        Operating income before
           income taxes                    (1,266,670)        603,870

Income taxes                                 (641,138)         88,000
                                          ___________     ___________
    Operating income                         (625,532)        515,870
                                          ___________     ___________

Other income
    Interest revenues                               0          45,264
    Other (net)                                   (28)           (427)
                                          ___________     ___________
        Total other income                        (28)         44,837
                                          ___________     ___________
        Income before interest charges       (625,560)        560,707

Interest expense                              264,541         516,233
                                          ___________     ___________
    Net income                            $  (890,101)    $    44,474

       19                                                     Exhibit 8887B



                               Attachment 1

                      CNG RETAIL SERVICES CORPORATION
                      Summary of Transaction Activity
                   For Quarter Ending September 30, 1998

Purchases
                                                Delivery       Nature of
Company                 Total MWh    Price      Point          Service

CNG Power Svcs.           55,437     $15.08-    Various        Firm/Inter
                                     $239.40

        Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.


                                    CONSOLIDATED NATURAL GAS COMPANY
                                    (For itself and with respect to
                                     CNG Energy Services Corporation)
                                    CNG COAL COMPANY
                                    CNG PRODUCING COMPANY
                                    CNG PIPELINE COMPANY
                                    CNG RESEARCH COMPANY
                                    CNG STORAGE SERVICE COMPANY
                                    CNG POWER COMPANY
                                    CNG TRANSMISSION CORPORATION
                                    CNG PRODUCTS AND SERVICES, INC.
                                    CNG MARKET CENTER SERVICES, INC.
                                    CNG FINANCIAL SERVICES, INC.
                                    CONSOLIDATED NATURAL GAS SERVICE
                                      COMPANY, INC.
                                    CONSOLIDATED SYSTEM LNG COMPANY
                                    HOPE GAS, INC.
                                    THE EAST OHIO GAS COMPANY
                                    THE PEOPLES NATURAL GAS COMPANY
                                    VIRGINIA NATURAL GAS INC.



                                By  N. F. Chandler
                                    Their Attorney


Dated this 24th day
of November, 1998